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                               July 28, 2023

       Mike Silvestrini
       Managing Partner
       Energea Portfolio 3 Africa LLC
       62 Clementel Drive
       Durham, CT 06422

                                                        Re: Energea Portfolio 3
Africa LLC
                                                            Amendment No.1 to
Form 1-A
                                                            Filed July 3, 2023
                                                            File No. 024-11579

       Dear Mike Silvestrini:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A

       Offering Circular - Cover Page, page 1

   1. The cover page indicates that this filing is an annual report for the year ended December
                                                        31, 2022. It also says:
"This Form 1-A/A filing of Energea Portfolio 3 LLC is an
                                                        amendment to the Form
1-A filed on July 9, 2021." That Form 1-A was qualified on
                                                        August 2, 2021. At page
12, you state: "The Offering will begin as soon as our Offering
                                                        Statement is
'qualified' by the SEC...." In your letter of response and in revised disclosure,
                                                        clarify the intended
purpose for this filing.

                                                        We also note disclosure
under "Executive Summary" which states that you are "offering to investors up to
$75,000,000 of Class A Investor Shares, per year...." You cannot use a single offering
statement to newly offer $75 million of additional securities each year.
 Mike Silvestrini
FirstName  LastNameMike    Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
July       NameEnergea Portfolio 3 Africa LLC
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
Price of Class A Investor Shares, page 10

2. In the Form 1-A qualified on August 2, 2021, you stated that the initial price of the Class
         A Investor Shares "will be $1.00 per share." In the current filing from July 3, 2023, you describe a pricing formula by which your shares will be priced and offered, while your cover page states that the "price of the Class A Investor Shares, as of December 31st,
         2022, is $1.14."

         Insofar as Regulation A does not permit at the market offerings, provide consistent disclosure regarding the fixed price at which the shares are being offered with this filing.
         Eliminate the suggestion that the shares are being offered at variable prices, and if you provide historical prices at which they were offered and sold in the past, ensure that the disclosure is unambiguous in that regard. See Securities Act Rule 251(d)(3)(ii).
Calculating Distributions, page 10

3. Further clarify the relationship among the Promoted Interest, 6% Preferred Return, and the
         "projected IRR" of 7%. Given the small number of current projects, further explain the basis for these numbers and calculations. Also explain in necessary detail the nature of the "right" of holders of Class A Investor Shares to receive: (1) monthly distributions sufficient to amortize their investment in the Company over the projected life of the
         Project, plus (2) a 7% per year compounded preferred return, and (3) 70% of any additional cash flow. We note disclosure to that effect under "The Offering" at page 2.
Use of Proceeds, page 13

4. Please provide all disclosure required by Item 6 of Part II of Form 1-A with respect to the use of proceeds. For example, please state the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose. In that regard, we note your disclosure in the narrative regarding the use of proceeds for Projects. However, the amount intended to be used for any disclosed projects is not described. Also, describe any anticipated material changes in the use of proceeds if all of the securities being qualified in the offering statement are not sold.
Management Discussion, page 15

5. Please expand your discussion of operating results to provide information regarding significant factors, including unusual or infrequent events or transactions or new developments, materially affecting your income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand your results of operations. To the extent that the financial statements disclose material changes in net sales or revenues, provide a narrative discussion of the extent to which such changes are attributable to
 Mike Silvestrini
Energea Portfolio 3 Africa LLC
July 28, 2023
Page 3
         changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. Refer to requirements in Item 9 (a) of
         Form 1-A.
6.       Please provide information regarding the following:
             your liquidity (both short and long term), including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity. If a material deficiency in liquidity is identified, indicate the course of action that the issuer has taken or proposes to take to remedy the deficiency, and
             your material commitments for capital expenditures as of the end of the latest fiscal year and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments.

         Refer to requirements in Item 9 (b) of Form 1-A.
7. Please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Refer to requirements in Item 9 (d) of Form 1-A. Management Team, page 17

8. Please provide us with an analysis to support the requirement that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note you were "created to invest in the acquisition, development, and operations of solar energy projects in various countries in Africa," all your projects will be in Africa, and your Manager "may create an affiliated development company in Africa to perform certain services related to the origination, development and operations of the Projects." In addition, Chris Sattler, a
       Managing Partner and one of two owners of your Manager, lives in Rio de Janeiro; your
       General Counsel, Isabella Mendon a, lives in Lisbon, Portugal; and it appears that your other three "key employees" potentially reside abroad. See Securities Act Rule 251(b)(1)
       and, for additional guidance, please see Securities Act Rules Compliance and Disclosure
       Interpretations 182.03.
FirstName LastNameMike Silvestrini
9. Disclose the number of hours per week each individual devotes to the issuer's business. It
Comapany    NameEnergea
       is apparent          Portfolio 3 and
                   that all employees   Africa LLC also work on behalf of other
enterprises, such
                                            officers
July 28,as2023
           Energea
               PagePortfolio
                     3        2, for example. See Item 10 of Form 1-A.
FirstName LastName
 Mike Silvestrini
FirstName  LastNameMike    Silvestrini
Energea Portfolio 3 Africa LLC
Comapany
July       NameEnergea Portfolio 3 Africa LLC
     28, 2023
July 28,
Page  4 2023 Page 4
FirstName LastName
Signatures, page 30

10. Please revise your signature page to conform to the requirements of Instructions 1 and 3 to the Signatures section of Form 1-A. In this regard, please separately include the signature blocks for your principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of the board or other governing body.
Financial Statements
Note 1 - Organization, Operations and Summary of Significant Accounting Policies, page F-1

11. Expand your disclosures to identify the accounting standard applied to your investments in solar energy projects and how you evaluate these investments for impairment.
12. Expand your disclosures of Revenue Recognition to provide the information required by
         FASB ASC 606-10-50.
General

13.      Please provide page numbers in your filings.
14. Please provide us with an analysis of how the Energea Portfolio 2 LLC and Energea
         Portfolio 4 LLC offerings differ from this offering, such that the offerings should not be aggregated for purposes of the $75 million maximum permitted under Regulation A. In particular, we note Energea Portfolio 2 LLC and Energea Portfolio 4 LLC are both also raising capital to acquire, develop, and operate solar energy projects concurrently with this offering. They are also both under common control with your company as you share the same Manager (Energea Global, LLC) and management team, including an identical set of executive officers and key employees.
15. Disclose the status of the two other Energea offerings, quantifying in each case as of the latest practicable date the amount of securities sold, the amount remaining unsold, and the number of projects purchased. We note the disclosure you provide at page 4 under "WE
         MIGHT OWN ONLY A SMALL NUMBER OF PROJECTS" regarding the risk resulting from selling less than the $75,000,000 worth of securities you are offering in this offering statement.
16. Please revise your filing to provide all disclosure required by Items 7-9 of Part II of Form
         1-A, and revise to clarify the current status of your projects or services. In addition, please disclose the terms of any material contracts and the effect of existing or probable governmental regulation.
17. Please revise your filing to provide all disclosure required by Item 13 of Part II of Form 1-
         A for all covered or currently proposed transactions. We note your reference to "at least one circumstance" of an interested transaction. Refer to Item 13 (a) of Form 1-A.
 Mike Silvestrini
Energea Portfolio 3 Africa LLC
July 28, 2023
Page 5

       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at
(202) 551-8770
or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameMike Silvestrini
                                                          Division of
Corporation Finance
Comapany NameEnergea Portfolio 3 Africa LLC
                                                          Office of Energy &
Transportation
July 28, 2023 Page 5
cc:       Isabella Mendonca, Esq.
FirstName LastName